

May 9, 2014

Mr. Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
1001 Noble Energy Way
Houston, Texas 77070

> **Re:** **Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 16, 2014**
> **File No. 001-07964**

Dear Mr. Fisher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Business and Properties, page 2

Proved Oil and Gas Reserves, page 3

1. We note you disclose proved reserves of crude oil, condensate and natural gas liquids (NGLs) as a single aggregated quantity in the tables on pages 3, 5, 10 and 52. The staff considers NGLs to be a separate product type under Item 1202(a)(4) of Regulation S-K; therefore, NGL reserves, if material, should be presented as separate quantities for disclosure under Item 1202(a)(2) of Regulation S-K. Please revise your disclosures to separately present, on a disaggregated basis, your NGL reserve quantities.

Sales Volumes, Price and Cost Data, page 18

2.   Please revise or otherwise expand the tabular disclosure of your sales volumes on pages 18 and 59 to disclose your production in terms of the total annual quantities, by final product sold, for each of the last three fiscal years. Refer to the presentation requirements in Item 1204(a) of Regulation S-K.

Risk Factors, page 31

3.   As part of the risk factor on page 32 entitled "Failure to effectively execute our major development projects…" you disclose that there are "multiple unsanctioned integrated development plans for our onshore US acreage." Please tell us the extent to which there are any proved undeveloped reserves as of December 31, 2013 attributable to your onshore US acreage which do not have an adopted development plan and final investment decision. In formulating your response, please refer to question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Financial Statements and Supplementary Data, page 83

Supplemental Oil and Gas Information (Unaudited), page 124

Proved Oil Reserves (Unaudited), page 126

4.   We note you provide separate disclosure of the NGL reserve quantities located in the United States on page 126; however, you disclose the changes in your net reserves of crude oil, condensate and natural gas liquids (NGLs) in the United States as a single aggregated quantity. Please tell us the extent to which you have any proved NGL reserves in geographic areas located outside the United States. Also explain to us how you considered the requirements in FASB ASC paragraphs 932-235-50-4 through 932-235-50-6 by presenting information relating to the changes in your natural gas liquids only on an aggregated basis. Also refer to the example in FASB ASC paragraph 932-235-55-2 illustrating the change by product and the first item under the "Notes" which refers to providing information for other products in accordance with paragraph 932-235-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3745 if you have other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director